

Mail Stop 7010

January 16, 2009

via U.S. mail and Facsimile

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

> **RE:** **Flexible Solutions International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-31540**

Dear Mr. O'Brien:

We issued comments to you on the above captioned filings on November 26, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 30, 2009 addressing these outstanding comments.

If you do not respond to the outstanding comments by January 30, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have any questions.

Sincerely,

Rufus Decker
Accounting Branch Chief